SUPPL

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

August 17, 2007

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Change of substantial holding from M & G
Letter to Shareholders
Appendix 3B
Sims Earnings Update
Sims Completes Adams Joint Venture - July 2007

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

Frank Moratti
Company Secretary

8/22

13 August 2007

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 37 008 634 526

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: Sims Group Limited - Listing Rule 4.5

In accordance with Listing Rule 4.5, please find enclosed a copy of a Notice sent to certain shareholders of Sims Group Limited today.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

SIMS|GROUP
Sims Group Limited
ABN 69 114 838 630

Etree Website
www.etree.com.au/sgm
All Correspondence To:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
For All Enquiries Call:
(within Australia) 1300 855 080
(outside Australia) +61 3 9415 4000

RECEIVED
AUG 20 2007
182

000001
000
SGMRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

10 August 2007

IMPORTANT NOTICE

The default option for receiving your annual report has changed from a printed copy to be via our website You have the choice of receiving notification about accessing your annual report and other shareholder communications online or continuing to receive a printed annual report.

MAKE YOUR SELECTION ON THE BACK OF THIS FORM

eTree

YOUR ANNUAL REPORT

YOUR CHOICE

Dear valued shareholder

LEGISLATION CHANGE - YOUR CHOICE WILL MAKE A DIFFERENCE

The Australian Government recently introduced legislation changing the default option for receiving annual reports to be via a company's website. You will now receive timely, cost effective and greener online annual reports unless you request a printed version We have embraced the new legislation as it supports the water conservation and the environmental benefits of online communications.

We encourage you to play your part and assist us with our commitment to the environment and elect to receive all your shareholder communications online. Simply register your email address and we will donate $1 to Landcare Australia on your behalf, supporting their vital reforestation projects.

WHAT ARE YOUR OPTIONS?

OPTION 1 @ Receive email notification when your annual report becomes available online.

OPTION 2 Continue receiving a printed version of the annual report.

If you take no action, information on accessing your online annual report will be provided in your AGM notice and mail pack.

If you have any questions about this letter please contact an investor services representative on 1300 855 080

Yours sincerely

Frank Moratti
Company Secretary

YOUR SHAREHOLDER COMMUNICATION OPTIONS

OPTION 1 **Elect to receive your annual report and other shareholder communications online**

By providing your email address you will no longer receive paper copies of annual reports or any other shareholder document available electronically Instead you will receive emails advising you when and how to access these documents online.

Please enter your email address below and send this form back in the enclosed reply paid envelope.

@

Please provide your mobile phone number in the event we need to contact you about your securityholding

OR

visit www.etree.com.au and provide your email address Your security access details are provided below.

SRN/HIN:

POST CODE: 3030

! FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

On receipt of this form or your website registration, you will receive a confirmation email outlining the details of your registration and your donation to Landcare Australia. Water conservation and reforestation are vital initiatives.

OPTION 2 **Elect to continue receiving a printed copy of the annual report**

To receive a printed copy of the annual report please mark the Annual Report box below and send this letter back to us in the enclosed reply paid envelope.

☐ **ANNUAL REPORT**
Our full annual report with detailed financial and other information.

If you take no action, information on accessing your annual report online will be provided in your AGM mail pack.

000001 000 SGMRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I ND

Computershare

SGM TBA 017727_V2

Form 604

Exemption No 82-3838

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Sims Group Limited
ACN/ARSN	

1. Details of substantial holder (1)

Name	M&G Investment Funds (1) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	13 August 2007
The previous notice was given to the company on	09 November 2006
The previous notice was dated	08 November 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	12,602,028	10.04%	14,169,532	11.23%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Funds (1) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Chase Nominees Ltd	Chase Nominees Ltd	Power to exercise or control the exercise of, a right to vote attached to the securities	6,300,000
M&G Investment Funds (1) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01	Power to dispose of, or control the exercise of a power to dispose of, the securities	6,450,000

M&G Investment Funds (1) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01		1,400,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd	Nortrust Noms Ltd		2,081
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	PRUCLT HSBC GIS NOM(UK) PPL AC	PRUCLT HSBC GIS NOM(UK) PPL AC		17,451

5. Changes in association

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
M&G Investment Funds (1)	An Open Ended Investment Company (Separate Legal Entity, not within the Prudential plc group of companies), the assets are managed by M&G Investment Management Limited, which is a wholely owned subsidiary of Prudential Plc, as are M&G Limited and M&G Group Limited and as such these companies are included within this notice. Since the previous notice there has been no change in overall ownership structure of the assets.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Funds (1)	Laurence Pountney Hill, London EC4R 0HH, England
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential plc	Laurence Pountney Hill, London EC4R 0HH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name Emma Thompson capacity Notifiables Administrator

sign here Emma Thompson date 15 August 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions 09 November 2006 to 13 August 2007

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc (Chase Nominees Ltd)	**17-NOV-2006**	**1,545,219**		**75,000**
	20-NOV-2006	**3,249,490**		**154,847**
	21-NOV-2006	**1,457,916**		**70,153**
	31-JAN-2007	**3,248,486**		**150,000**
	22-MAR-2007	**2,364,833**		**100,000**
	23-MAR-2007	**2,329,989**		**100,000**
	13-AUG-2007	**7,607,434**		**300,000**
M&G Investment Funds (1) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc (Nortrust Noms Ltd A/C MEJ01) - AUST	**13-NOV-2006**	**2,184,443**		**100,000**
	21-FEB-2007	**3,322,597**		**150,000**
	26-MAR-2007	**2,262,418**		**95,000**
	27-MAR-2007	**1,325,096**		**55,000**
	02-MAY-2007	**1,476,993**		**61,518**
	03-MAY-2007	**973,309**		**38,482**
	10-JUL-2007	**2,712,424**		**100,000**
	12-JUL-2007	**2,812,523**		**100,000**
M&G Investment Funds (1) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc (Nortrust Noms Ltd A/C MEN01) – INTG	**14-MAY-2007**	**-2,702,823**		**-100,000**
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc ((Nortrust Noms Ltd)	**13-APR-2007**	**1,217**		**53**
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc (PRUCLT HSBC GIS NOM(UK) PPL AC)	**16-MAR-2007**	**407,581**		**17,000**
	13-APR-2007	**10,200**		**451**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,954
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$26.50 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities pursuant to vesting of restricted stock units held by employees.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	126,121,648	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in *relation to fractions*	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti .... Date: 2/8/2007
(Company secretary)

Print name: Frank Moratti

== == == == ==

+ See chapter 19 for defined terms.

SIMS|GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 24 JULY 2007

EARNINGS UPDATE

On 1 May, 2007 the Company advised that it expected full year earnings to be between $235-245m. Following a successful fourth quarter, particularly in North America, the Company now expects full year earnings to be between $250-255m, based on its preliminary, un-audited full year accounts.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 37 008 634 526

Phone: (02) 9956 9180

Exemption No 82-3853

SIMS|GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 20 JULY 2007

MERGER OF SIMS GROUP'S SOUTHERN CALIFORNIAN METAL RECYCLING OPERATIONS WITH ADAMS STEEL – REGULATORY APPROVAL GRANTED

Further to its previous announcement on 22 June 2007, Sims Group Limited has been notified of the early termination of the waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act, which will enable the merger of its Southern Californian Metal Recycling assets with those of Adams Steel LLC, to proceed.

When finalised, the newly created joint venture company, SA Recycling LLC, will operate within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combine Sims' deep water facility at the Port of Los Angeles with Adams Steel's two inland shredding operations and extensive network of inland feeder yards.

Mr Sutcliffe said "we are very pleased that this transaction can now proceed as scheduled. SA Recycling LLC will act as a springboard for further growth within this important region for the Company".

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060
ABN 37 008 634 526
Phone: (02) 9956 9180

END